Exhibit 99.11

To:	NexGen Energy Ltd.

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Annual Report”) for the year ended December 31, 2020, I, Mark B. Mathisen, C.P.G., hereby consent to the references in the Annual Report to my name and to the inclusion of extracts from or summaries of sections for which I am responsible in the report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021.

Dated: 19 March 2021

Signed Mark B. Mathisen

Mark B. Mathisen, C.P.G.

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